ARADIGM CORPORATION
3929 POINT EDEN WAY
HAYWARD, CALIFORNIA, 94545
November 8, 2010
VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Louis Rambo Mary Beth Breslin

Re:	Aradigm Corporation Registration Statement on Form S-1 File No. 333-168770 Request for Acceleration
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Aradigm Corporation, a California corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at, 9:00 a.m., Eastern Standard Time, on Tuesday , November 9, 2010, or as soon as practicable thereafter.
     In connection with the Registrant’s request for acceleration contemplated hereby, the Registrant hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Registrant respectfully requests that the Commission notify Raymond T. Hum, Esq. at Morrison & Foerster LLP at (415) 268-6950 upon acceleration of effectiveness of the Registration Statement.

Very truly yours, ARADIGM CORPORATION
By:	/s/ Nancy Pecota
Nancy Pecota
Vice President, Finance and Chief Financial Officer

cc:	John W. Campbell, Esq. (Morrison & Foerster LLP) Raymond T. Hum, Esq. (Morrison & Foerster LLP)